

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Mark A. Smith
Chief Executive Officer
Geospatial Corporation
229 Howes Run Road
Sarver, PA 16055

     Re: Geospatial Corporation
             Amendment No. 2 to Registration Statement on Form S-1
             Filed March 9, 2015
             File No. 333-194824

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated December 11, 2014.

Risk Factors

We are an "emerging growth company…," page 8

1.   Please revise this risk factor to describe how and when a company may lose emerging growth company status and state your election under Section 107(b) of the JOBS Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

2.   Please revise this section to disclose the material terms of the convertible promissory note issued to Horberg Enterprises on January 16, 2015 and the intended uses of the net proceeds from the sale.

Financial Statements, page F-1

3.   Please revise your filing to provide audited financial statements as of your most recent fiscal year end. Refer to Item 8-08 of Regulation S-X.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: David J. Lowe, Esq.
        Sherrard, German & Kelly, P.C.